Exhibit (a)(1)(E)

ELECTION TO EXERCISE WARRANT PURSUANT TO TENDER OFFER

To:  CyberDefender Corporation

In accordance with the terms of the Offer, I hereby exercise the Warrant(s) listed below:

Name	Warrant No. (if any)	Grant Date	Outstanding Shares*

*Outstanding Shares represents the total number of shares for which the Warrant was granted minus any shares previously exercised.  The 10% increase in shares will be computed based on the Outstanding Shares.

The exercise price** in the amount of $_______***(by check or wire transfer) and applicable executed Amendment(s) shall accompany this election form.

**The exercise price per share is set forth in each Warrant.
*** The minimum aggregate exercise price is equal to:  (110% of the number of Outstanding Shares) multiplied by (the exercise price per share set forth in the Warrant) multiplied by (0.3).

Dated:  ___________, 2009

(Signature)

(Print Name)